CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-182417 on Form N-1A of our report dated March 31, 2023, relating to the financial statements and financial highlights of Regents Park Hedged Market Strategy ETF (the “Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the period from March 30, 2022 (commencement of operations) through January 31, 2023, and to the references to us under the headings “Fund Services Providers”, “Financial Highlights” and " Independent Registered Public Accounting Firm" in the Prospectus, and "Independent Registered Public Accounting Firm" and “Policies and Procedures for Disclosure of Portfolio Holdings” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Costa Mesa, California

May 30, 2023